
06046296

innovation

NATIONAL BEVERAGE CORP.

2006 ANNUAL REPORT

Dream

Innovate

Create

Quench





INNOVATION

There is nothing more powerful on earth...than an idea!

Why is it that freshly-cut grass, a pinch of cinnamon, or enriched roasted-mango coffee all provide us with mood-changing buoyancy? How can we create a beverage that duplicates that distinctive feeling? Will we taste the special essence that comes through each and every time?

One morning a wish—last night a dream—tomorrow a reality. *Team National's* ideas make consumers happy—one sip at a time...through *Innovation.*



Healthy Imagination!

Never before have Americans been more concerned with enhancing and preserving healthy minds and bodies. Nutrition, exercise, germ resistance and disease prevention are the focus of our daily lives. *Team National* recognizes increasing consumer demand for 'good-for-you' supplements and is passionately working to develop our ideas for health and wellness into innovative concepts that promote health and deliver the same quality, refreshment and wonderful flavor for which our traditional beverages are known.

We dream about provoking enthusiastic smiles and laughter in children who are anxious to consume their nutrients—much to their mom's surprise! How? We are focused on developing methods to deliver nutrients in fun and innovative ways. We dream of boosting the immune system to ward off viruses and bacteria that children contact in their daily lives. How? We are limited only by our imagination...

National Beverage is committed to exploring the use of healthy supplements around the world and tailoring these supplements to meet the taste of health-conscious Americans. We aim to deliver wellness—in our traditional 'fun and flavorful' way!







Anyone who still believes that energy drinks are a passing trend has not seen the statistics: $100 million of energy drinks were sold in the U.S. in 2000; that sales number climbed to $2 billion in 2004 and exploded to $3.4 billion in 2005—already exceeding the industry forecast for 2010. Further, some industry experts expect energy sales to triple in the next five years. Americans are constantly on the go—and expect their beverages to keep up with them!

We introduced *Rip It* as a great-tasting energy drink almost two years ago and it immediately caught the attention of consumers. Since then, we have added multiple flavors, including sugar-free alternatives and innovative package sizes. We are proud to say that *Rip It* is one of the leading energy drinks in the U.S. today. When one thinks of maximum potential...Think *Rip It!*



Encouraged by the success of *Rip It*, we've dreamed up some alternative energy offerings. We are currently rolling out an edgy and 'evil' energy drink that will help youthful consumers 'get their *Freek* on!' Also, we've developed flavorful, feminine and sugar-free *Chic*, a great product designed by women for women, to provide an extra boost to our female consumers.

Team National...exhilarated by our energetic prospects!

Bold Exhilaration!





EVIL ENERGY
MANIAC
FREEK
SKITZO

innovation


PURE
Everfresh
Everfresh
Clear Fruit
LaCroix
LaCroix
LaCroix
LaCroix



Pure Rejuvenation!

Developing a healthy beverage that supplies delicious taste while replenishing the body's needs and stimulating the mind—that has traditionally been the mission of National Beverage's *Dream Team*. This team has formulated uniquely refreshing flavors of premium juices and waters to meet the demands of consumers of all ages. We are proud to provide a wide array of wholesome and appealing beverage choices, including LaCroix, Crystal Bay and ClearFruit flavored waters and Everfresh and Mr. Pure juices.

Our *Dream Team's* mission is expanding...into tomorrow! Now, our *Reality Force* is dreaming of new ways to take tomorrow's packages to market using the most dynamic and creative concepts. Some packages may include a tablet sealed in the closure. The consumer buys the product, presses the cap and 'poof'—a nutrient-fresh beverage is ready for consumption as potent as the day it was produced—even after six to eight weeks of waiting time. Or...we dream of a fast-melt strip or tablet that cuts sugar and curbs appetite, appealing to the wellness and obesity issues that are among the top concerns of consumers.

How does all this happen? *Innovation...a la National Beverage Corp.!*





Faygo

National Beverage's soft-drink creations are the culmination of more than a century of inspiration...and perfect practice!

There has been a shift in consumer preference to more diet and flavored carbonated soft drinks. Such distinctive flavors as Black Cherry, Cream, Strawberry, Pineapple, Raspberry, Kiwi-Strawberry, Orange Mango, Grapefruit, and Grape have exhibited particularly strong growth. National Beverage's heritage and tradition of being America's true *'King of Flavors'* is perfectly aligned with this favorable trend.

From the mom who is providing a special, sugar-free treat for her child to the office worker looking for a fruit-flavored break, our core brands—Shasta and Faygo—are the soft drinks of choice for every occasion. These brands have heralded many 'firsts'—first to use steel cans, first to use alternative sweeteners, first to launch diet flavors, first to introduce 8-oz. cans, first to convert an entire diet line to Splenda—the list of 'firsts' goes on and on...into the future. We shall never be content with the successes of the past—it's tomorrow's innovations that will be our stepping stones into the realm of the one-of-a-kind products that hallmark...our novel imagination.

Every sip of Shasta, Faygo, Ritz and Big Shot elicits a smile and a satisfied *"aaaah"*—fond memories of the brand 'you grew up with' and enormous expectations of more to come from...*Team National!*

Flavorful Inspiration!


Ritz
Big 24oz
Faygo
60/40
Shasta
Crystal Bay
Faygo
Red Pop
Shasta
BLACK CHERRY
Artificially Flavored Soda


Shasta
Tiki Punch
National Beverage

innovation

Vision...a la National Beverage is... *'Ideas That Taste Good!'*

Prolific Invention!

When companies or products combat each other to succeed... it's called *Competition*—

When people invent 'ideas' to distance themselves from all others... it's called *Innovation*—

The dynamic global marketplace contains masses of youthful human energy that is shifting costs and efficiencies from 'once here' to 'now there.' Add to this a global conversion of lifestyle from poorer to poor—from no class to better class—from humble to proud—this has ignited a profound *Human Blender.* Now add a revolution of cultures where some nations are trying to just live—while others, more advanced, are deeply engaged in health/wellness to lengthen life. Alas...this 'Rubik Composition' mandates *Innovation*—not change—change was the old-fashioned way. This is 2006—now, one must consciously Innovate to *even* participate in the world of business.

Creating the 'ambiance' for inventing new and better ways—whether in marketing, manufacturing, procuring, selling or distributing—is *always* the precursor for our reported results.

Attracting those rare souls who 'imagine' a healthier, more novel substance not yet discovered or a package yet to be developed, is quite 'magical' and uniquely arduous...one of National's more ardent traits! Is it clairvoyance or intellect that anticipates the 'future' consumables within these emerging lifestyles? We believe that the atmosphere of high standards and profound creativity produces an attraction for those who cannot be content outside this 'charged' and inventive workplace. We are

Common Sense X Learning X experience GOOD + experience BAD = Judgement



MARKET CAP
600
$1 Div
263
4/05
4/06



Target

IRR=25%



EHOLDER
VALUE

/SALES

pacity Utilz

T Margin

TD - CAPEX

Consumables & Dietary Supplements

Wellness/Lifestyle

CSD'S

Juices

Specialty Drinks

enhanced Waters

Strategic Direction

Roll

EV/SA

Plant C

Product

Leverage + Free Cash Flow

Balance Sheet

= Opportunistic ∞

National Beverage Corp. and our core is Flavor—Fun—Variety, so...*Innovation is our Birthmark!*

Our strategic focus is on distinct methods to deliver healthier products to those demanding them—products for a mom to fulfill 'safer' requirements for her children in a more exciting and nutritious 'concept.' This new and distinct protocol will stimulate her children to use the more wholesome products...aiding her original goal.

Also, as our America 'ages,' we strive to 'nourish' this more anti-aging/wellness-aware society with a 'quick/easy' method to enhance, while quenching both...'requirements' and fun.

Our Nutrafizz family of innovating products will meet the essentials of both children and mature, adult consumers.

Beverages for the exciting, 'charged up' segment of *'alternative demanders'* will be 'focused' on more aggressively—more passionately than ever. The energy category, or as some describe...the madness-fun beverage business...has now surpassed the once fastest growing sports drink business. *Freeky*...isn't it?!

Our strategic focus relative to 'core' flavor brands will also be centered around Innovation! More non-carbonated—no sugar—naturally sweetened, soft drinks will be delivered in packages that attract the 'value' minded consumer. Shasta, Faygo, Big Shot, Ritz and Crystal Bay, while carbonated, are cousins to Everfresh juice, Mr. Pure juice and ClearFruit, which are not. What's that old saying about 'family' helping 'family'...good traits of one may help the future of the other...we'll see!

Yes, I saved the best for last...LaCroix. This brand of sparkling, flavored water is a 4.0+ classmate in our family of beverages and has the greatest potential. Classy, dynamic and wonderful to look at...are typical when describing LaCroix and its superb packaging. The *ultimate* is its taste...as its insatiable consumer contently agrees. Look at the latest LaCroix multi-pak...is that Innovation or what?!

I was the 'founder' of National Beverage Corp. and throughout the years have tried to set the bar high enough to toughen the *Win*, while maintaining the 'highest' standards of our business peers. I believe our Company will achieve more than ever in FY2007, not only because of our unique standards but, more importantly, our *allegiance* to Innovation. Our core philosophy promotes an 'ever challenging' provocation forcing our team to excel—providing the shareholders, directors, employees and consumers the *best-of-what's-possible* all the time...

Maybe it was the wisdom of my father who initiated it with:

'If You Can't Win...
Make The Winner Break A Record'!

Is this the ultimate definition of...*Innovation?!*
I think so!

Sincerely,



Nick A. Caporella
Chairman and Chief Executive Officer

P.S. Scratch *fiz*...*Excite* will appear!

Innovative Innovation!

innovation

effects of price increases instituted to recover raw material cost increases and by the effects of major hurricanes in several of our market areas.

During fiscal 2005, we initiated a series of price increases to offset unprecedented raw material cost increases, especially in the latter part of the year as sustained increases in fuel and resin continued to rise to historical new highs. Price increases tend to have an adverse effect on case volume and the industry generally experienced reduced case volume, especially for carbonated soft drinks. As a result, our branded case volume was relatively flat for the year while net pricing was up slightly, due to higher selling prices and a change in product mix. This product mix change included increased sales of our alternative beverages as obesity and other health issues caused consumers to consume less carbonated soft drinks. Also impacting sales was a 19% volume decline in allied branded products related to a retailer's change in philosophy, which affected their sales and our earlier decision to eliminate certain lower margin business. Net sales included $1.8 million received from a customer relative to the recovery of pricing and promotional allowances for product shipped in a previous year.

Gross Profit Gross profit approximated 32.4% of net sales for fiscal 2006 and 31.4% of net sales for fiscal 2005. This improvement was due to net proceeds of $8.4 million received from a fructose settlement partially offset by the effects of higher cost of goods sold, lower allied case volume, and the $1.8 million noted above. Excluding the fructose settlement, cost of goods sold per unit increased approximately 7%, primarily due to higher manufacturing and raw material costs. See Note 11 of Notes to Consolidated Financial Statements.

Gross profit approximated 31.4% of net sales for fiscal 2005 and 33.0% for fiscal 2004. This decline was due to the effect of the sales decrease and higher cost of goods sold. Cost of goods sold per unit increased approximately 4%, primarily due to higher packaging and energy costs.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $135.1 million or 26.1% of net sales for fiscal 2006 compared to $130.0 million or 26.2% of net sales for last year. The $5.1 million increase is due to higher marketing and administrative costs including increased costs related to product development and new product introduction.

Selling, general and administrative expenses for fiscal 2005 were $130.0 million or 26.2% of net sales compared to $139.1 million or 27.2% of net sales for fiscal 2004. The decline in expenses was due primarily to lower selling and marketing costs of $3.2 million and $5.6 million, respectively, partially offset by higher energy costs.

Interest Expense and Other Income—Net Interest expense of $105,000 in fiscal 2006 and $106,000 in fiscal 2005 is primarily related to financing costs related to maintaining lines of credit. Other income includes interest income of $1,450,000 for fiscal 2006, $581,000 for fiscal 2005, and $603,000 for fiscal 2004. The increase in interest income for fiscal 2006 is primarily due to an increase in investment yields and average invested balances, while the decline in fiscal 2005 is related to a decrease in average invested balances. Fiscal 2006 other income includes gains and losses on the disposal of property of approximately $2.1 million and $2.0 million, respectively. In addition, other income for fiscal 2006 and fiscal 2005 includes a gain of $1.1 million and $633,000, respectively, related to a contract settlement with a customer.

Income Taxes Our effective tax rate was approximately 36.3% for fiscal 2006, 36.1% for fiscal 2005, and 37.9% for fiscal 2004. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses, and nontaxable interest income. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Capital Resources Our current sources of capital are cash flow from operations and borrowings under existing credit facilities. The Company maintains unsecured revolving credit facilities aggregating $45 million of which $3 million is utilized for standby letters of credit at April 29, 2006. We believe that existing capital resources are sufficient to meet our capital requirements and those of the parent company for the foreseeable future.

Cash Flows During fiscal 2006, $28.6 million was provided from operating activities, which was offset by $5.1 million used for investing activities and $35.9 million used for financing activities. Cash provided by operating activities decreased $4.3 million due to an increase in trade receivables, inventories and other assets. Cash used in investing activities increased $1.2 million due to the net change in marketable securities purchased and sold. Cash used in financing activities increased $36.1 million due primarily to the $38 million cash dividend paid in January 2006.

During fiscal 2005, cash of $32.9 million was generated from operating activities, which was partially offset by $3.9 million used for investing activities. Cash provided by operating activities for fiscal 2005 increased $11.6 million due to an increase in non-cash charges and favorable changes in working capital requirements. Cash used in investing activities increased $3.8 million primarily due to increased capital expenditures to enhance packaging capabilities and improve manufacturing efficiencies. Cash provided by financing activities of $146,000 was comprised of proceeds from stock options exercised.

Financial Position During fiscal 2006, our working capital decreased $6.9 million to $75 million primarily due to the $38 million cash dividend paid in January 2006. Trade receivables increased $2.1 million due to higher sales. Inventory increased $4.7 million due to the effects of new products and cost increases. Prepaid and other assets increased $1.6 million due to an increase in income tax refund receivables. At April 29, 2006, the current ratio was 2.2 to 1 compared to 2.4 to 1 at April 30, 2005.

During fiscal 2005, our working capital increased $17 million to $82 million from $65 million, primarily due to an increase in cash balances generated from operating activities. Trade receivables decreased $2.6 million due primarily to lower sales. Prepaid and other assets declined $684,000 due to lower income tax refund receivables. At April 30, 2005, the current ratio was 2.4 to 1 compared to 2.1 to 1 for the prior year.

Liquidity We continually evaluate capital projects designed to expand capacity, enhance packaging capabilities and improve efficiencies at our manufacturing facilities. In the latter part of fiscal 2004, we initiated several capital expenditure programs to upgrade our manufacturing facilities, which resulted in increased capital expenditures in fiscal 2005 and, to a lesser extent, in fiscal 2006. Such programs are expected to continue in fiscal 2007.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2004, we purchased 18,000 shares and there were no shares purchased in fiscal 2006 and fiscal 2005. Aggregate shares purchased since January 1998 were 502,060.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.2 million for fiscal 2006, $5.0 million for fiscal 2005, and $5.1 million for fiscal 2004. At April 29, 2006, we owed $1.3 million to CMA for unpaid fees. See Note 6 of Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

Long-term contractual obligations at April 29, 2006 are payable as follows:

(In thousands)	Total	2007	2008–2009	2010–2011	Thereafter
Operating leases	$17,577	$ 5,268	$ 6,860	$3,645	$1,804
Purchase commitments	29,176	19,985	9,191	—	—
Total	$46,753	$25,253	$16,051	$3,645	$1,804

We have guaranteed the residual value of certain leased property in the amount of $11.3 million. Management believes that the net realizable value of the equipment will be in excess of the guaranteed amount when the lease terminates in July 2012.

We contribute to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.2 million for fiscal 2006, $2.3 million for fiscal 2005, and $2.2 million for fiscal 2004.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred, but not reported, claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claims settlement varies significantly, we are not able to reasonably estimate future payments for the periods indicated.

We have standby letters of credit aggregating $3 million related to our self-insurance programs, which expire in fiscal 2007. We expect to renew these standby letters of credit until they are no longer required.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs and collections.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of expense for these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may from time to time make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, and include statements contained in this Annual Report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials and packaging supplies, and the ability to pass along any cost increases to our customers; our ability to increase prices for our products; labor strikes or work stoppages or other interruptions or difficulties in the employment of labor; continued retailer support for our products; changes in consumer preferences and our success in creating products geared toward consumers' tastes; success of implementing business strategies; changes in business strategy or development plans; government regulations; unseasonably cold or wet weather conditions; and other factors referenced in this Annual Report. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates We had no outstanding debt or debt related interest rate exposure during fiscal 2006.

Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments and auction rate securities, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2006 would have changed by approximately $500,000.

Consolidated Balance Sheets

As of April 29, 2006 and April 30, 2005

(In thousands, except share amounts)	2006	2005
ASSETS		
Current assets:		
Cash and equivalents	$ 42,119	$ 54,557
Trade receivables—net of allowances of $562 (2006) and $585 (2005)	48,236	46,135
Inventories	34,429	29,738
Deferred income taxes—net	1,940	1,759
Prepaid and other assets	9,287	7,657
Total current assets	136,011	139,846
Property—net	56,027	62,879
Goodwill	13,145	13,145
Intangible assets—net	1,653	1,939
Other assets	11,503	6,778
	$218,339	$224,587
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 38,041	$ 38,012
Accrued liabilities	20,576	18,290
Income taxes payable	2,369	1,582
Total current liabilities	60,986	57,884
Deferred income taxes—net	17,783	15,958
Other liabilities	8,710	7,449
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	150	150
Common stock, $.01 par value—authorized 50,000,000 shares; issued 41,511,193 shares (2006) and 41,018,960 shares (2005); outstanding 37,478,409 shares (2006) and 36,986,176 shares (2005)	415	410
Additional paid-in capital	23,033	19,679
Retained earnings	125,262	141,057
Treasury stock—at cost:		
Preferred stock—150,000 shares	(5,100)	(5,100)
Common stock—4,032,784 shares	(12,900)	(12,900)
Total shareholders' equity	130,860	143,296
	$218,339	$224,587

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended April 29, 2006, April 30, 2005 and May 1, 2004

(In thousands)	2006	2005	2004
OPERATING ACTIVITIES:			
Net income	$ 22,226	$ 16,886	$ 18,691
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,587	12,464	11,394
Deferred income tax provision	1,644	891	143
Loss (gain) on disposal of property, net	(51)	15	59
Changes in assets and liabilities:			
Trade receivables	(2,101)	2,641	(7,745)
Inventories	(4,691)	16	(1,059)
Prepaid and other assets	(4,675)	(1,165)	(7,784)
Accounts payable	29	874	2,169
Accrued and other liabilities, net	2,584	275	5,453
Net cash provided by operating activities	28,552	32,897	21,321
INVESTING ACTIVITIES:			
Marketable securities purchased	(352,775)	(233,900)	(205,700)
Marketable securities sold	352,775	242,900	213,700
Property additions	(7,964)	(13,003)	(8,696)
Proceeds from sale of assets	2,890	152	623
Net cash used in investing activities	(5,074)	(3,851)	(73)
FINANCING ACTIVITIES:			
Debt repayments	—	—	(1,450)
Common stock cash dividend	(38,021)	—	(38,366)
Purchase of common stock	—	—	(255)
Proceeds from stock options exercised	1,005	146	854
Stock-based tax benefits	1,100	—	—
Net cash provided by (used in) financing activities	(35,916)	146	(39,217)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(12,438)	29,192	(17,969)
CASH AND EQUIVALENTS—BEGINNING OF YEAR	54,557	25,365	43,334
CASH AND EQUIVALENTS—END OF YEAR	$ 42,119	$ 54,557	$ 25,365
OTHER CASH FLOW INFORMATION:			
Interest paid	$ 105	$ 106	$ 133
Income taxes paid	10,754	6,910	11,049

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany balances have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, a 53rd week is added every five or six years. Fiscal 2006, 2005 and 2004 consist of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity or redemption option of three months or less.

Changes in Accounting Standards Management has reviewed the current changes in accounting standards and does not expect any of these changes to have a material impact on the Company.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs and collections. At April 29, 2006 and April 30, 2005, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Fair Value of Financial Instruments The fair values of financial instruments are estimated based on market rates. The carrying amounts of financial instruments reflected in the balance sheets approximate their fair values.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 29, 2006 are comprised of finished goods of $18,997,000 and raw materials of $15,432,000. Inventories at April 30, 2005 are comprised of finished goods of $17,411,000 and raw materials of $12,327,000.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, which advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs of future media advertising. Marketing costs, which are included in selling, general and administrative expenses, were $37.9 million in fiscal 2006, $35.6 million in fiscal 2005, and $41.2 million in fiscal 2004.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Included in average common shares outstanding are shares of common stock of which option holders have elected to defer physical delivery following the exercise of stock options. Diluted net income per share also includes the dilutive effect of stock options, which amounted to 482,000 shares (2006), 675,000 shares (2005), and 1,229,000 shares (2004).

Property Property is recorded at cost. Property additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Reclassifications Reclassifications have been made to prior year amounts to conform to the current year presentation.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of expense for these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $44.1 million in fiscal 2006, $41.4 million in fiscal 2005, and $41.4 million in fiscal 2004.

Stock-Based Compensation At the beginning of the fourth quarter of fiscal 2006, the Company adopted SFAS No. 123R, "Stock-Based Compensation" pursuant to the modified prospective application and, accordingly, prior period amounts have not been restated. Stock-based compensation expense was recorded based on the fair value method for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption.

Prior to the fourth quarter of fiscal 2006, the Company applied the provisions of APB No. 25, "Accounting for Stock Issued to Employees," as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." Under APB 25, stock-based compensation expense was generally not recognized unless the exercise price of options granted was less than the market price on the date of grant.

Had compensation cost for options granted to employees been recorded based on the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation" prior to the adoption date, net income and earnings per share for each of the last three fiscal years would have been impacted on a pro forma basis by less than $200,000 and $.01 per share.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY

Property as of April 29, 2006 and April 30, 2005 consisted of the following:

(In thousands)	2006	2005
Land	$ 8,915	$ 10,187
Buildings and improvements	38,101	38,743
Machinery and equipment	115,379	119,850
Total	162,395	168,780
Less accumulated depreciation	(106,368)	(105,901)
Property—net	$ 56,027	$ 62,879

Depreciation expense was $10,147,000 for fiscal 2006, $9,492,000 for fiscal 2005, and $8,911,000 for fiscal 2004.

3. INTANGIBLE ASSETS

Intangible assets as of April 29, 2006 and April 30, 2005 consisted of the following:

(In thousands)	2006	2005
Nonamortizable trademarks	$ 1,653	$ 1,654
Amortizable distribution rights	855	855
Less accumulated amortization	(855)	(570)
Net	—	285
Total—net	$ 1,653	$ 1,939

Amortization expense related to intangible assets was $285,000 for fiscal 2006, $83,000 for fiscal 2005, and $63,000 for fiscal 2004.

4. ACCRUED LIABILITIES

Accrued liabilities as of April 29, 2006 and April 30, 2005 consisted of the following:

(In thousands)	2006	2005
Accrued promotions	$ 5,609	$ 4,971
Accrued compensation	4,444	5,383
Accrued insurance	3,603	2,864
Other	6,920	5,072
Total	$20,576	$18,290

5. DEBT

A subsidiary of the Company maintains unsecured revolving credit facilities aggregating $45 million (the "Credit Facilities") with banks. The Credit Facilities expire through May 1, 2008 and bear interest at ½% below the banks' reference rate or .6% above LIBOR, at the subsidiary's election. At April 29, 2006, there was no outstanding debt under the Credit Facilities and approximately $42 million was available for future borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. Significant financial ratios and restrictions include: fixed charge coverage; net worth ratio; and limitations on incurrence of debt. At April 29, 2006, we were in compliance with all loan covenants and approximately $25 million of retained earnings were restricted from distribution.

6. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

On January 27, 2006, the Company paid a special cash dividend of $1.00 per share to shareholders of record on January 5, 2006, including holders of deferred shares.

On April 30, 2004, the Company paid a special cash dividend of $1.00 per share to shareholders of record on March 26, 2004, including holders of deferred shares and vested stock options.

On March 22, 2004, the Company distributed a 100% stock dividend to shareholders of record on March 8, 2004. As a result of the stock dividend, approximately $183,000, representing the par value of the shares issued, was reclassified from additional paid-in capital to common stock. Average shares outstanding, stock option data and per share data presented in these financial statements have been adjusted retroactively for the effects of the stock dividend.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2004, we purchased 18,000 shares, which are classified as treasury stock. There were no shares purchased in fiscal 2006 and fiscal 2005. Aggregate shares purchased since January 1998 were 502,060.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by the Company's Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide our Company with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales plus incentive compensation based on certain factors to be determined by the Compensation Committee of our Company's Board of Directors. In July 2005, in connection with providing services under the management agreement, CMA became a twenty percent joint owner of an aircraft used by the Company. We incurred fees to CMA of $5.2 million for fiscal 2006, $5.0 million for fiscal 2005, and $5.1 million for fiscal 2004. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at April 29, 2006 and April 30, 2005 were amounts due CMA of $1.3 million and $1.2 million, respectively.

7. OTHER INCOME

Other income consisted of the following:

(In thousands)	2006	2005	2004
Interest income	$ 1,450	$ 581	$ 603
Gain on contract settlement	1,143	633	—
Gain (loss) on disposal of property, net	51	(15)	(59)
Relinquishment of distribution rights	(228)	—	—
Total	$ 2,416	$1,199	$ 544

Fiscal 2006 other income includes gains and losses on the disposal of property of approximately $2.1 million and $2.0 million, respectively.

8. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	2006	2005	2004
Current	$11,022	$8,645	$11,265
Deferred	1,644	891	143
Total	$12,666	$9,536	$11,408

The reconciliation of the statutory federal income tax rate to our effective tax rate was as follows:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	3.0	3.0
Other differences	(1.6)	(1.9)	(.1)
Effective income tax rate	36.3%	36.1%	37.9%

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Our deferred tax assets and liabilities as of April 29, 2006 and April 30, 2005 consisted of the following:

(In thousands)	2006	2005
Deferred tax assets:		
Accrued expenses and other	$ 2,161	$ 2,280
Inventory and amortizable assets	155	279
Total deferred tax assets	2,316	2,559
Deferred tax liabilities:		
Property	18,048	16,492
Intangibles and other	111	266
Total deferred tax liabilities	18,159	16,758
Net deferred tax liabilities	$15,843	$14,199
Current deferred tax assets—net	$ 1,940	$ 1,759
Noncurrent deferred tax liabilities—net	$17,783	$15,958

9. STOCK-BASED COMPENSATION

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,000,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,000,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants of our Company by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,400,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option Plan, National Beverage has authorized the issuance of options to purchase up to an aggregate of 1,500,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The Board of Directors also authorized the issuance of options to purchase up to 100,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 200,000 shares of common stock to key employees, consultants, directors and officers of the Company. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 12,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and reduce to the par value of the stock at the end of the six-year vesting period.

The fair value of option grants was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions: weighted average expected life of 7.7 years for fiscal 2006, 10 years for 2005, and 10 years for 2004; weighted average expected volatility of 30.5% for fiscal 2006, 41% for 2005, and 41% for 2004; weighted average risk-free interest rates of 4.5% for fiscal 2006, 5% for 2005, and 4% for 2004; and no expected dividend payments. Subsequent to adopting SFAS No. 123R, forfeitures were estimated based on historical experience. Prior to adoption, forfeitures were recorded as they occurred. In fiscal 2006, the expected life of stock options was estimated based on historical experience. Prior to fiscal 2006, the expected life was based on contractual term. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk-free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options.

The following is a summary of stock option activity for fiscal 2006:

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	975,659	$2.81
Granted	287,550	8.31
Exercised	(453,433)	2.22
Cancelled	(400)	1.19
Options outstanding, end of year	809,376	4.93
Options exercisable, end of year	427,820	3.20

Stock-based compensation expense for fiscal 2006, fiscal 2005 and fiscal 2004 was $291,000, $89,000, and $229,000, respectively. The total fair value of shares vested for fiscal 2006, fiscal 2005 and fiscal 2004 was $218,000, $136,000, and $447,000, respectively. The total intrinsic value for stock options exercised during fiscal 2006, fiscal 2005 and fiscal 2004 was $2.7 million, $353,000, and $6.3 million, respectively. The weighted average fair value for the stock options granted in fiscal 2006, fiscal 2005 and fiscal 2004 was $5.18, $6.01, and $5.37, respectively.

As of April 29, 2006, unrecognized compensation expense related to the unvested portion of the Company's stock options was $1.7 million, which is expected to be recognized over a weighted average period of 4.8 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of April 29, 2006 was 5.8 years and $8.4 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of April 29, 2006 was 3.2 years and $5.2 million, respectively.

For fiscal 2006, net cash proceeds from the exercise of stock options were $1,005,000 and the associated income tax benefit was $942,000.

The Company has a stock purchase plan which provides for the purchase of up to 1,280,000 shares of common stock by employees who (i) have been employed by our Company for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of April 29, 2006, no shares have been issued under the plan.

10. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2013. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $8,507,000 for fiscal 2006, $9,298,000 for fiscal 2005, and $8,828,000 for fiscal 2004.

Our minimum lease payments under non-cancelable operating leases as of April 29, 2006 are as follows:

(In thousands)

Fiscal 2007	$ 5,268
Fiscal 2008	3,741
Fiscal 2009	3,119
Fiscal 2010	1,981
Fiscal 2011	1,664
Thereafter	1,804
Total minimum lease payments	$17,577

We have guaranteed the residual value of certain leased property in the amount of $11.3 million. No liability has been recorded as management believes that the net realizable value of the equipment will be in excess of the guaranteed amount when the lease terminates in July 2012 and that the fair market value of the guarantee is immaterial.

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.2 million for fiscal 2006, $2.3 million for fiscal 2005, and $2.2 million for fiscal 2004.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

11. FRUCTOSE SETTLEMENT

In June 2005, we received a partial payment of $7.7 million from the settlement of our claim in a class action lawsuit known as "In re: High Fructose Corn Syrup Antitrust Litigation Master File No. 95-1477 in the United States District Court for the Central District of Illinois." The lawsuit related to purchases of high fructose corn syrup made by the Company and others. The settlement amount was allocated to each class action recipient based on the proportion of its purchases to total purchases by all class action recipients. The amount received, less offsets and expenses of $.5 million, was recorded as a reduction in cost of sales in the first quarter of fiscal 2006. In November 2005, the Company received $1.2 million, representing the final payment due under the settlement. Such amount was recorded in the third quarter of fiscal 2006 as a reduction in cost of sales.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2006				
Net sales	$ 142,363	$ 131,502	$ 109,587	$ 133,350
Gross profit	49,328	41,220	34,920	42,203
Net income	9,683	4,574	2,297	5,672
Net income per share—basic	$ .26	$ .12	$ .06	$ .15
Net income per share—diluted	$ .25	$ .12	$ .06	$ .15
Fiscal 2005				
Net sales	$146,512	$124,858	$103,511	$120,691
Gross profit	48,337	39,482	32,542	35,005
Net income	8,856	4,120	586	3,324
Net income per share—basic	$ .24	$ .11	$ .02	$ .09
Net income per share—diluted	$ .23	$ .11	$ .02	$ .09

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and
Shareholders of National Beverage Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of National Beverage Corp. and its subsidiaries at April 29, 2006 and April 30, 2005, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
July 28, 2006

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on the American Stock Exchange ("AMEX") under the symbol "FIZ." The following table shows the range of high and low sale prices per share of the Common Stock as reported by the AMEX for the fiscal quarters indicated:

	Fiscal 2006		Fiscal 2005	
	High	Low	High	Low
First Quarter	$ 8.66	$7.18	$10.29	$7.50
Second Quarter	$ 8.76	$7.07	$ 9.30	$7.74
Third Quarter	$10.00	$7.00	$ 9.89	$8.06
Fourth Quarter	$16.00	$8.31	$ 9.20	$7.00

Excluding beneficial owners of our Common Stock whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 700 shareholders of record at July 17, 2006, according to records maintained by our transfer agent.

On January 27, 2006 and April 30, 2004, the Company paid a special cash dividend of $1.00 per share. Currently, the Board of Directors has no plans to declare additional cash dividends. See Note 5 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

Corporate Data

DIRECTORS

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Samuel C. Hathorn, Jr.*
President
Trendmaker Development Co.

S. Lee Kling*
Chairman of the Board
The Kling Company

Joseph P. Klock, Jr., Esq.*
Partner
Squire, Sanders & Dempsey L.L.P.

**Member Audit Committee*

CORPORATE MANAGEMENT

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer

Joseph G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

John S. Bartley
Director—Internal Audit

Paul L. Barton
Director—Human Resources

Brent R. Bott
Director—Consumer Marketing

Gregory J. Kwederis
Director—Beverage Analyst

Lawrence P. Parent
Director—Credit Management

SUBSIDIARY MANAGEMENT

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

William R. Phillips
President
National BevPak

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Everfresh Beverages, Inc.

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

Victor R. Nastasia
Executive Vice President
Sundance Beverage Company

Michael J. Perez
Executive Vice President
Shasta Midwest, Inc.

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages International, Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation
International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages International, Inc.
Shasta, Inc.
Shasta Midwest, Inc.
Shasta Northwest, Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

CORPORATE OFFICES

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, September 29, 2006 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, FL 32827.

FINANCIAL AND OTHER INFORMATION

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 888-4-NBCFIZ.

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com.

STOCK EXCHANGE LISTING

Common Stock is listed on the American Stock Exchange—symbol *FIZ*.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
877-484-5045
www.melloninvestor.com

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Fort Lauderdale, FL

designed by curran & connors, inc. / www.curran-connors.com





NATIONAL BEVERAGE CORP.

NORTH UNIVERSITY DRIVE

LAUDERDALE, FLORIDA 33324

381-0922 WWW.NATIONALBEVERAGE.COM

